Exhibit (3)(a) Amendment to the By-Laws of Commonwealth Telephone Enterprises, Inc. Dated: April 25, 2003 Article II Directors
Section 8 entitled Vacancies is amended and restated in its entirety to read as follows:

“Vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, shall be filled by vote of a majority on the remaining members of the board though less than a quorum. Any person elected to fill such a vacancy shall become a member of the class to which he is elected and shall serve for the remainder of the term of that class and until his successor is elected and qualified.”